Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ACHIEVES MILESTONE FROM
COLLABORATION WITH MERCK & CO., INC.

Vancouver, Canada, July 28, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has earned a US$15 million milestone payment from its collaboration with Merck & Co., Inc., through an affiliate. The milestone was triggered by the submission, by Merck, of a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) seeking marketing approval for vernakalant (iv) in the European Union.

“Merck has done an exemplary job in filing for European approval so quickly, and I would like to thank both the Cardiome and Merck teams who have worked hard to ensure the timeliness of this submission.” said Bob Rieder, Chairman and Chief Executive Officer of Cardiome.

The MAA was received by EMEA and after validation of the submission the Committee for Human Medicinal Products (CHMP) will coordinate the review.  The review will be conducted under the centralized licensing procedure, which, when finalized, provides one marketing authorization in all member states of the European Union.

The Phase III European comparator trial currently in progress is expected to complete in 2009.

In April 2009, Merck and Cardiome announced a collaboration and license agreement for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation.  The agreement provides Merck with exclusive global rights to vernakalant (oral) for the maintenance of normal heart rhythm in patients with atrial fibrillation, and provides a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, with exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv) for rapid conversion of acute atrial fibrillation to normal heart rhythm.  The agreement became effective in May 2009.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.